Exhibit 99.1
ADMINISTRATIVE AGREEMENT
     This Administrative Agreement (“Agreement”) dated the 27 day of July 2010, is made between L-3 Communications Holdings, Inc.. (“L-3” or “Company”) and the United States Department of the Air Force.
PREAMBLE
     1. Special Support Programs Division (“SSPD”) provides, among other things, information technology (“IT”) administration services to the Special Operations Forces Support Authority (“SOFSA”). L-3’s IT administration responsibilities including managing and administering SOFSA’s unclassified e-mail network. Certain SSPD employees have email addresses on SOFSA’s unclassified e-mail network.
     2. During the provision of IT administration services, and in response to a perceived threat to Company proprietary data, SSPD employees deliberately reviewed employee emails sent and received through the SOFSA unclassified e-mail network to determine if SSPD’s proprietary data was being transmitted to competitors.
     3. The e-mail monitoring was accomplished by direct review of at least one SSPD employee’s email messages using the SOFSA unclassified e-mail network, and by operation of an e-mail condition whereby specific e-mail traffic was automatically copied to and maintained on a Journal database that SSPD employees had the ability to monitor.
     4. The Journaling method used to accomplish the e-mail monitoring did not distinguish between Government users and L-3 users of SOFSA’s unclassified e-mail network. Government e-mails were captured, as were emails to and from users of the e-mail system (both SSPD and Government) and four of SSPD’s competitors.
     5. Although investigation is ongoing, evidence in the record to date suggests that Government emails were not intentionally Journaled, and were not reviewed, opened, or used.
     6. On June 3, 2010, the Air Force issued a notice of temporary suspension to SSPD, and a separate letter to L-3 Communications Integrated Systems, L.P. (“Integrated Systems”) seeking information regarding the facts at issue. The Company acknowledges that under the administrative standards of FAR 9.407 there was a basis for the suspension and the letter sent to Integrated Systems. The Company acknowledges that its employees reviewed SSPD employees’ emails, including email traffic with a competitor. The Company further acknowledges that its employees and managers were not adequately aware of the risks present in operating an e-mail network such as the one at SOFSA.
     7. The Company has expressed an interest in demonstrating that it is presently responsible and has the honesty and integrity required of Government contractors. This Agreement is intended to provide assurances to the Government that the Company is presently responsible and that, notwithstanding there being a basis for the suspension, the Company can be trusted to deal fairly and honestly with the Government and that suspending the Company from future Government contracting is not a necessary protection in this case. The Company has taken responsibility for its actions. The Air Force has determined that, based upon the information known to the Air Force at this time, the Company’s corrective actions, as reflected in the terms and conditions of the Agreement, provide adequate assurances that the Company’s future dealings with the Government will be conducted responsibly and that the continued suspension of SSPD or a potential suspension of Integrated Systems is not necessary to protect the Government’s interest. The Air Force, therefore, agrees based upon the facts currently known to terminate the suspension of SSPD and further agrees not to suspend Integrated Systems, subject to the terms and conditions set forth below.

ARTICLES
     1. PERIOD. The period of this Administrative Agreement shall be three years from the date of execution of this Agreement by the Air Force, or, if the Air Force in its sole discretion determines at any time during the term of the Agreement that the Company has ceased to be in full compliance with this Agreement, for a period of three years following reestablishment of full compliance as determined by the Air Force.
     2. EMPLOYEES. The word employee(s) in this Agreement includes the Company’s officers, permanent, temporary, and contract employees, full-time and part-time employees, consultants, and members of the Board of Directors.
     3. SELF-GOVERNANCE PROGRAM. The Company has in place and agrees to maintain a self-governance program that includes an Ethics and Business Conduct Program (“Program”) that covers all employees. The Program shall be maintained so as to ensure that the Company and each of its employees maintains the business honesty and integrity required of a Government contractor and that the Company operates in strict compliance with all applicable laws, regulations, and the terms of any contract. The Company represents that the Program includes or will include the following components:
     a. MANAGEMENT. The Vice President of Internal Audit and Corporate Ethics Officer, Fred Piccirillo, the L-3 corporate Ethics Officer (“Ethics Officer”), is responsible for managing all aspects of the Company’s Program.
     b. CODE OF ETHICS AND BUSINESS CONDUCT. The Company maintains a written Code of Ethics and Business Conduct (“Code”). A copy of the Code is attached as Exhibit 1 to this Agreement. The Code has been circulated to each employee of the Company. After reading the Code, each current employee will be instructed to sign, within 30 days of the execution of this Agreement, a certification that he or she has read and understood the Code. The Company shall maintain the certifications in a register open to inspection by the Air Force and shall certify within 30 days of the execution of this Agreement that all employees have signed the register. Thereafter, at least once in each calendar year, each employee shall repeat the procedure of reading the Code and signing the register. In addition, within 30 days of starting employment, new employees shall attend Ethics Training, not less than an hour in length, during which the terms and conditions of the Code will be reviewed, and thereafter each new employee shall be required to read the Code and sign the register stating that he or she has read and understood the Code.
     c. INFORMATION AND EDUCATION PROGRAM. Also as part of the Program, the Company has instituted and shall maintain an information and education effort designed to assure that all employees are aware of all laws, regulations, and standards of business conduct they are expected to follow, their expected ethical conduct, and the consequences both to the employee and the Company that will ensue from any violation. Training consists of at least one hour of annual ethics training to all employees taught by their supervisors, compliance training as needed, plus at least one hour of initial ethics and compliance training for every new employee.
     d. LANGUAGES. All written materials and training related to the Program will be provided in English and in any other language necessary to assure that each employee understands all elements of any written or oral presentation.
     e. REPORTING AND INFORMATION RESOURCES. The Company has posted Notices in prominent places giving a toll-free telephone number under which employees can report concerns anonymously and encouraging individuals to report issues or seek guidance on any aspect of the Company’s business. The Notices also state the Company’s commitment to comply with all applicable laws and regulations in the conduct of its business. Within 30 days of execution of this Agreement, the Company will post in common work areas a “Hotline” poster providing the phone numbers to report fraud, waste, abuse and/or security violations to the Inspector General of the Department of Defense.

     4. ETHICS/COMPLIANCE PROGRAM REVIEW. The Company will retain an independent organization (“IO”) acceptable to the Air Force with expertise in evaluating ethics programs to review the Company’s current Program. Within sixty days of the effective date of this Agreement, the IO will provide a report on the results of this review to the Company and the Air Force. The report shall address the requirements stated in this Agreement as well as the applicable portions of FAR 3.1002, 3.1003, 9.406-2(c)(vi), and 52.203-13, and any other aspect of ethical business operations that the IO deems necessary to review. The IO shall issue the report without first discussing its proposed conclusions with the Company or its representatives. Within 30 days after receiving the report, the Company shall provide an action plan regarding the implementation of recommend changes to the IO and the Air Force. The IO shall conduct a second review and prepare a second report between thirty and thirty two months after the effective date of this Agreement.
     5. TRANSITION OF SOFSA CONTRACT: The Company will continue to cooperate fully with SOFSA to effect the orderly transition of the work to the successor contractor. The Company agrees not to protest the award of the follow-on contract to the successor contractor, or in any way hinder, delay or adversely affect the transition to, award of, or performance of the follow-on contract.
     6. GOCO CONTRACTS: With respect to future contract work on a government owned contractor operated (“GOCO”) facility, Integrated Systems will, in advance of beginning substantial contract performance, prepare a facility plan that will identify attendant risks associated with the performance of such activities and will conduct appropriate training for all personnel working on such a contract. For future contract work at GOCO facilities that involves information technology administration, Integrated Systems will, in advance of beginning substantial contract performance, deliver the facility plan to the Air Force and to the contracting agency, along with annual reports on the progress against the plan, adequacy of the plan, and any changes to the plan to reflect new or changed risks learned during performance.
     7. INFORMATION TECHNOLOGY (IT): For the period of this Agreement, SSPD will not perform IT work on any Government contract except to the extent necessary to complete transition activities on the SOFSA contract.
     8. CREDIT: SSPD will provide a contract credit in the amount of $273,000 to SOFSA. The Company further agrees to pay to the Air Force $60,000 to cover the Air Force’s costs of independently reviewing this matter and administering this Agreement. Both payments will be made within ten (10) days of this Agreement. The contract credit represents the Company’s profit during the period of the email monitoring, and is not intended to represent the entirety of the damages suffered by the Government, or to release the company from liability.
     9. PREFERRED SUPPLIER PROGRAM. The Company shall institute a Preferred Supplier Program within 120 days of the effective date of this Agreement. The Preferred Supplier Program shall be designed so as to in some manner reward its suppliers and subcontractors that have instituted and maintain compliance and values based ethics programs.
     10. PERFORMANCE STANDARDS. Promotion of and adherence to the Program is an element of each manager’s written performance standards and each manager is appraised annually in writing on his or her adherence to and promotion of the Program. The Company will submit, as a part of each report to the Air Force pursuant to Article 13, a statement by the Chief Executive Officer that each manager has been appraised on his or her adherence to and promotion of the Program.
     11. ETHICS CERTIFICATES. Each Company employee will be subject to an annual requirement to attest that he or she (a) has attended a live training session concerning the content and application of the company’s business ethics program; (b) understands that strict adherence to the law, the Code, and the principles of the business ethics program is a condition of employment; and, (c) understands that the Company will take disciplinary action, including discharge, for any violations of law, the Code, the principles of the business ethics program, or basic tenets of business honesty and integrity, or failure to take reasonable steps to prevent or detect improper conduct. A copy of the certificate used to fulfill this requirement will be included in the Code of Ethics and Business Conduct and is attached as Exhibit 2. The Company will submit, as a part of each report to the Air Force pursuant to Article 13, a statement signed by the Chief Executive Officer that he has verified that the certifications are being maintained and that each manager has provided a certification as required by this provision. The certificates shall be maintained and available for the Air Force’s review and inspection during the period of this Agreement.
     12. CHIEF EXECUTIVE OFFICER RESPONSIBLE. The L-3 Chief Executive Officer (“CEO”) and the Ethics Officer are responsible for ensuring that the company maintains and updates the Code as necessary, as well as providing for periodic audits (at least once each calendar year) of the Company’s business practices, procedures, policies and internal controls for compliance with this Agreement, as provided hereunder, the Code and the special requirements of Government contracting, including monitoring and auditing to detect misconduct, periodic evaluation of the effectiveness of the Program and periodic assessment of the risk of misconduct, with appropriate steps to modify the Program as necessary to reduce the risk of misconduct as identified through this process. The Ethics Officer shall report to the CEO in person and in writing not less than quarterly concerning the Company’s Program and compliance with this Agreement. The CEO shall take whatever actions are appropriate and necessary to ensure that the Company conducts its activities in compliance with the requirements of the law and sound business ethics. The Company shall provide to the Air Force copies of such written reports in accordance with Article 13 of this Agreement.
     13. REPORTS. Each calendar quarter, the CEO shall submit a written report to the Air Force describing the measures taken by the Company during that quarter to ensure compliance with this Agreement. The reports shall be submitted in time to be received at the Air Force within twenty days of the end of the calendar quarter. The final report is to be received not later than one month prior to the final day of this Agreement. Exhibit 3 sets out dates that reports are due. The reporting dates are deadlines for receipt of the reports at Air Force Headquarters. The Company’s failure to meet these requirements on or before the dates agreed to shall constitute a breach of this Agreement. The reports shall include:
a.	Standards of conduct/ethics/compliance training conducted, subject matter covered, and the number and type of persons who attended.

b.	Informal notifications or initiatives relating to the Program.

c.	Information required by other Articles in this Agreement.

d.	The initiation of and status of any ongoing investigation of, or legal proceedings by the U.S. Government involving the Company, including times, places, and subject matter of search warrants, subpoenas, criminal charges, and criminal or civil agreements.

e.	A statement that the CEO has verified that the certifications referenced in Article 3 are being maintained and that each employee has signed a certification as required by this provision.

f.	A report identifying all calls made to the Company confidential toll-free line regarding instances of suspected misconduct brought to the attention of management through any other channel during the preceding quarter. Such reports shall summarize the facts of each matter, stating the date and source (generically identified only as employee, consultant, outsider, etc.), medium of the report, the date and nature of the reported conduct, type and results of any internal investigation, corrective and/or disciplinary action and date of feedback to the source of the information. Matters pending resolution at the time of a reporting period shall be reported each quarter until final resolution of the matter is reported. If the company has received no reports, the Company shall report that fact. For purposes of this Article, the Company may summarize the matters reported. The complete Company files on each case, however, shall be made available to the Air Force upon request.

g.	A statement of any problems or weaknesses identified by the Program, corrective action proposed or initiated, and the status of any corrective action.
     14. MANAGEMENT. The principal members of the Company’s management on the date of the execution of this Agreement by the Company are provided in Exhibit 4. The Company agrees to notify the Air Force within one week if any of these principals leaves his or her current position and to provide the name of the successor to the Air Force upon appointment.
     15. LEGAL PROCEEDINGS. The Company shall disclose in writing to the Air Force within 30 days of the execution of this Agreement, to the best of the Company’s knowledge, all criminal or civil investigations of the Company by any Government entity. In addition to the periodic written reports required under Article 13, the Company shall notify the Air Force within two working days of the time the Company’s Chief Executive Officer or General Counsel learns of (a) the initiation of any additional criminal or civil investigation by any U.S. federal, state, or local government entity involving allegations of Foreign Corrupt Practices Act, false statements, false claims, corruption, conflict of interest or anti-trust violations, or any other offenses relating to the Company’s business integrity, if the Company has reason to believe that it is a target or subject of such investigation; (b) service of subpoenas by any such U.S. governmental entity, if the Company has reason to believe that it is a subject or target of the investigation; (c) service of search warrants and/or searches carried out by any U.S. government entity in any Company facility; (d) initiation of legal action against the Company, or any of its affiliates, employees, or agents by any U.S. government entity alleging violations of the Foreign Corrupt Practices Act, false statements, false claims, corruption, conflict of interest, anti-trust violations or any other offenses relating to the Company’s business integrity; or (e) criminal charges brought by any U.S. government entity against the Company or any of its affiliates, employees, or agents, relating to the business of the Company. The Company shall provide to the Air Force as much information as necessary to allow the Air Force to determine the impact of the investigative or legal activity upon the present responsibility of the Company for Government contracting. The Company shall cooperate fully with all Government agencies responsible for audits, investigations or corrective actions, and shall continue to fully cooperate with the Government in its investigation of the matter set out in the Preamble of this Agreement.
     16. MEETING. Between five and seven months after the effective date of this Agreement, and again no later than four months prior to its termination, the CEO and the Ethics Officer shall meet with the Air Force Deputy General Counsel for Contractor Responsibility or a designee to discuss the status of compliance with this Agreement and the implementation of the Program.
     17. LIST OF AUDIT REPORTS. In addition to the audit reports elsewhere required by this Agreement, Integrated Systems agrees to provide the Air Force with a list of all internal and external audit reports, regardless of source, either generated by or received by the Company during the reporting period covered by the current Article 13 report. Integrated Systems shall include in the list reports generated as a result of customer or Government surveys of Integrated Systems.
     18. REPORTS OF MISCONDUCT. In addition to the routine reports of misconduct required by Article 13, and any disclosure to the agency Office of the Inspector General and the contracting officer required by FAR 52.203-13 (copies of which L-3 will provide to the Air Force), the Company shall report to the Air Force, within 15 days of discovery by management, any suspected misconduct that management has reasonable grounds to believe may constitute a violation of U.S. criminal or civil law. The misconduct to be reported pursuant to this article includes misconduct by any person, including, but not limited to, the Company, the Company’s employees and Government employees, when related to the conduct of the Company’s Government business, and shall include misconduct disclosed to the Company from any source relating to the Company’s business. The Company will investigate all reports of such misconduct that come to its attention and will notify the Air Force of the outcome of such investigations and any potential or actual impact on any aspect of the Company’s Government business. The Company will take corrective action, including prompt restitution of any harm to the Government. The Company will include summary reports of the status of each such investigation to the Air Force in the reports submitted pursuant to Article 8 until each matter is finally resolved.
     19. LETTERS TO MAJOR SUPPLIERS AND MAJOR SUBCONTRACTORS. Within 45 days of the effective date of this agreement, the Company shall distribute to its major suppliers and major subcontractors a letter (1) emphasizing the Company’s commitment to procurement integrity, (2) asking such suppliers and subcontractors to report to the Company’s General Counsel and Ethics Officer any improper or illegal activity by Company employees, (3) and informing them of the contact information for the Company Hotline. A copy of the letter is at Exhibit 5. A copy of each year’s letter shall be furnished to the Air Force pursuant to Article 13.
     20. EMPLOYMENT OF SUSPENDED OR DEBARRED INDIVIDUALS. The Company has instituted a written policy stating it shall not knowingly employ, an individual who is under indictment, convicted, or listed by a Federal Agency as debarred, suspended, or otherwise ineligible for Federal programs. In order to carry out the policy, the Company shall make reasonable inquiry into the status of any potential employee or consultant. Such reasonable inquiry shall include, at a minimum, review of the General Services Administration’s (GSA) List of Parties Excluded from Federal Procurement and Nonprocurement Programs as maintained by GSA on the internet. The policy does not require the Company to terminate the employment of individuals who are indicted or become suspended or are proposed for debarment during their employment. The Company, however, will remove such employees from responsibility for or involvement with the Company’s Government contracts until the resolution of such suspension or proposed debarment. In addition, if any employee of the Company is charged with a criminal offense relating to business or otherwise relating to honesty and integrity, the Company will remove that employee immediately from responsibility for or involvement with the Company’s Government contracts. If the employee is convicted or debarred, the policy requires that the employee will be terminated from employment with the Company. The Company shall notify the Air Force of each such personnel action taken, and the reasons therefore, within 15 days of the action.
     21. BUSINESS RELATIONSHIPS WITH SUSPENDED OR DEBARRED ENTITIES. The Company has instituted a written policy stating it shall not knowingly form a contract with, purchase from, or enter into any business relationship with any individual, business entity or business entity controlled by an individual that is listed by a Federal Agency as debarred, suspended, or proposed for debarment. To effectuate this policy, the Company shall make reasonable inquiry into the status of any potential business partner, to include, at a minimum, review of the General Services Administration’s List of Parties Excluded from Federal Procurement or Nonprocurement Programs including the version of this list maintained by GSA on the internet. Notwithstanding any other provision of this paragraph, the Company may enter into a business relationship with a suspended or debarred contractor, if the Ethics Officer first determines in writing that a compelling reason justifies the action and furnishes to the Air Force Deputy General Counsel for Contractor Responsibility a copy of the determination not less than 10 days prior to the Company entering into such a business relationship. The Company shall not enter into a business relationship with a suspended or debarred entity if the Air Force objects. In addition to the provisions of this article, the Company shall comply with the requirements of FAR 9.405-2(b) and provide to the Air Force Deputy General Counsel for Contractor Responsibility a copy of the documents submitted to the contracting officer pursuant thereto.
     22. PROPOSED CHANGES. The Company shall notify the Air Force of any proposed significant changes in the relevant directives, instructions, or procedures implemented in furtherance of the Company’s Program and compliance with this Agreement. The Air Force, or its authorized representative, retains the right to verify, approve, or disapprove any such changes. No such changes shall be implemented without the prior approval of the Air Force.

     23. ACCESS TO RECORDS AND INFORMATION. In addition to any other right the Air Force may have by statute, regulation, or contract, the Air Force or its duly authorized representative may examine the Company’s books, records, and other company documents and supporting materials for the purpose of verifying and evaluating: (a) the Company’s compliance with the terms of this Agreement; (b) the Company’s business conduct in its dealings with all of its customers, including the Government; (c) the Company’s compliance with Federal laws, regulations, and procurement policies and with accepted business practices; and (d) the Company’s compliance with the requirements of Government contracts or subcontracts. The materials described above shall be made available by the Company at all reasonable times for inspection, audit, or reproduction. Further, for purposes of this provision, the Air Force or its authorized representative may interview any employee at the employee’s place of business during normal business hours or at such other place and time as may be mutually agreed between the employee and the Air Force. Employees will be interviewed without a representative of the Company being present. The employee may be represented personally by his own counsel if requested by the employee.
     24. UNALLOWABLE COSTS.
a.	The Company agrees that all costs, as defined in FAR 31.205-47, incurred by, for, or on behalf of the Company or any current or former officer, director, agent, employee, consultant, or affiliate shall be expressly unallowable costs for Government contract accounting purposes. Unallowable costs include, but are not limited to, costs arising from, related to, or in connection with (a) the matters at issue here, (b) the Government’s criminal and civil investigations regarding the matters at issue here, and (c) the Air Force’s independent review of the Company’s present responsibility, including the costs of the company’s submissions, presentations, and appearances before the office of the Air Force Deputy General Counsel for Contractor Responsibility. The Company’s costs of performing and administering the terms of this Agreement and any fines or penalties levied or to be levied in or arising out of the matter at issue here are agreed to be expressly unallowable costs. The Company’s present and future costs of maintaining, operating, and improving the Company’s corporate self-governance/compliance/ethics programs are allowable costs for purposes of this Agreement.

b.	The Company agrees to treat as unallowable costs the full salary and benefits of any officer, employee, or consultant terminated from the Company’s employ or removed from government contracting as a result of the events at issue here and the cost of any severance payments or early retirement incentive payments paid to employees released from the company as a result of the wrongdoing at issue here. For purposes of the preceding sentence, the salary and benefits costs shall include all such costs from the first instance of participation of each individual in the matters at issue here, as determined by the Air Force.

c.	The Company recognizes that in order to comply with the terms of this paragraph, certain costs may need to be reclassified. The Company shall proceed immediately to identify and reclassify such costs and, within ninety days of the effective date of this Agreement, the Company shall adjust any bid rate, billing rate, or unsettled final indirect cost rate pools to eliminate any costs made unallowable by this Agreement, and shall advise the Air Force, the cognizant administrative contracting officer, and the cognizant Government auditor of the amount and nature of the reclassified costs within 120 days of the date of this Agreement. The Air Force or a designated representative shall have the right to audit the Company’s books and records to verify compliance with this paragraph. Such audit rights shall be in addition to any audit rights the Government may have under the terms of any contract with the Company.

     25. ADVERSE ACTIONS. The Company avers that adverse actions taken, or to be taken, by the Company against any employee or other individual associated with the Company arising out of or related to the wrongdoing at issue here were solely the result of the Company’s initiatives and decisions and were not the result of any action by, or on behalf of, agents or employees of the United States.
     26. NO SUSPENSION OR DEBARMENT. Provided that the terms and conditions of this Agreement are faithfully fulfilled, the Air Force will not suspend or debar the Company based on the facts and circumstances set forth in the Notice of Suspension and will, effective immediately upon execution of this Agreement, lift the suspension of SSPD. The Air Force’s decision to remove the suspension of SSPD and not to suspend or debar the Company upon the facts at issue here shall not restrict the Air Force or any other agency of the Government from instituting administrative actions, including, without limitation, suspension or debarment should other information indicating the propriety of such action come to the attention of the Air Force or such other agency, or additional information concerning the facts at issue here is discovered by the Government, which facts were not disclosed by the Company or by the exercise of reasonable diligence could not have been discovered by the Government as of the date of this Agreement.
     27. PRESENT RESPONSIBILITY. The Company’s compliance with the terms and conditions of this Agreement shall constitute an element of the Company’s present responsibility for Government contracting. The Company’s failure to meet any of its obligations pursuant to the terms and conditions of this Agreement as determined by the Air Force constitutes a separate cause for suspension and/or debarment. By entering into this Agreement, the Air Force is not determining that the Company is presently responsible for any specific Government contract.
     28. NOTIFY EMPLOYEES. The Company will notify all employees of the fact and substance of this Agreement, the nature of the wrongdoing leading to this Agreement, and the importance of each employee’s abiding by the terms of this Agreement and all requirements of law, regulations, and the Company’s policies and procedures.
     29. COMPANY SALE OF BUSINESSES. In the event that the Company sells or in any way transfers ownership of any part of its business, the Company shall notify the Air Force in advance and shall require the acquiring entity as a condition of the sale to remain bound by the terms of this Agreement for the duration of this Agreement, including, but not limited to, all reporting requirements.
     30. COMPANY PURCHASE OF BUSINESSES. In the event that the Company purchases or establishes new business units after the effective date of this Agreement, the Company shall implement all provisions of this Agreement, including any training or education requirements, within 60 days following such purchase or establishment.
     31. WAIVER. The Company hereby waives all claims, demands, or requests for monies from the Government, of any kind or of whatever nature, that the Company, its parent and/or its subsidiaries may have or may develop in the future arising from, related to, or in connection with, any investigation, or as a result of administrative or judicial proceedings, or request for any other relief in law or in equity, or in any other forum be it judicial or administrative in nature arising out of or relating to the facts that gave rise to the suspension.
     32. RELEASE. The Company hereby releases the United States, its instrumentalities, agents, and employees in their official and personal capacities, of any and all liability or claims arising out of or related to the investigation, the suspension, or the discussions leading to this Agreement.
     33. PARAGRAPH HEADINGS. The paragraph headings in this Agreement are inserted for convenient reference only and shall not affect the meaning or interpretation of this Agreement.
     34. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which taken together, shall constitute one and the same agreement.

     35. AIR FORCE RELIANCE. The Company represents that all written materials and other information supplied to the Air Force by its authorized representative during the course of discussions with the Air Force preceding this Agreement are true and accurate, to the best information and belief of the Company. The Company also represents that it has provided to the Air Force all information in its possession relating to the facts at issue. The Company understands that this Agreement is executed on behalf of the Air Force in reliance upon the truth, accuracy, and completeness of all such representations.
     36. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether oral or written, relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
     37. RESTRICTION ON USE. The Company shall not use any term of this Agreement or the fact of the existence of this Agreement for any purpose related to the defense or litigation of, or in mitigation of any criminal, civil, or administrative investigation or proceedings.
     38. BANKRUPTCY. Bankruptcy proceedings shall not affect the enforcement of this Agreement in the interests of the Government.
     39. AUTHORIZED REPRESENTATIVE. Michael T. Strianese, Chairman, President, and Chief Executive Officer of the Company, is fully authorized to execute this Agreement and represents that he has authority to bind the Company.
     40. SEVERABILITY. In the event that any one or more of the provisions contained in this uAgreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect other provisions of this Agreement.
     41. NOTICES. Any notices, reports, or information required hereunder shall be in writing and delivered or mailed by registered or certified mail, postage prepaid as follows:

If to the Company, to:	Fred Piccirillo
Vice President, Internal Audit, and
Corporate Ethics Officer
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, NY 10016

If to the Air Force, to:	Deputy General Counsel for
Contractor Responsibility (SAF/GCR)
Department of the Air Force
4040 N. Fairfax Drive Suite 204
Arlington, VA 22203-1613
or such other address as either party shall have designated by notice in writing to the other party.
     42. PUBLIC DOCUMENT. This Agreement, including all attachments and reports submitted pursuant to this Agreement, is a public document and may be distributed by the Air Force throughout the Government as appropriate and to other interested persons upon request.
     43. MODIFICATION. This Agreement may be amended or modified only by a written document signed by both parties.

DEPARTMENT OF THE AIR FORCE

/s/ Steven A. Shaw
BY: Steven A. Shaw	DATE: 7/27/10
Deputy General Counsel (Contractor Responsibility)

L-3 COMMUNICATIONS HOLDINGS, Inc.

/s/ Michael T. Strianese
BY: Michael T. Strianese	DATE: 7-27-10
Chairman, President, and Chief Executive Officer

/s/ Fred Piccirillo
BY: Fred Piccirillo	DATE: 7-27-10
Vice President and of Internal Audit and Corporate Ethics Officer